                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of [November], 2003

                                MIRAE CORPORATION
                 (Translation of registrant's name into English)

             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F (  X  )             No    Form 40-F (    )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes (    )                    No ( X )

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.










     The registrant files with the Korea Securities Exchange the notice dated November 25, 2003. Attached is English language version of the notice.

The following table sets forth the Company's announcement of inclusion of an affiliate, Mobile Internet Co., Ltd.

-------------------- ------------------------------------ --------------------------------------------------
1. Subject           Company Name                         Mobile Internet Co., Ltd.
   Affiliate
   Company
-------------------- ------------------------------------ --------------------------------------------------
                     CEO                                  Dong-Il Park
-------------------- ------------------------------------ --------------------------------------------------
                     Capital                              300,000,000 won
-------------------- ------------------------------------ --------------------------------------------------
                     Total Assets                         6,761,414,589 won
-------------------- ------------------------------------ --------------------------------------------------
                     Core Business                        Sales & Distribution of Wireless Mobile Devices
-------------------- ------------------------------------ --------------------------------------------------
2. Summary of        Invested Amount                                                                      -
   Investment
-------------------- ------------------------------------ --------------------------------------------------
                     Attained Shares                                                                      -
-------------------- ------------------------------------ --------------------------------------------------
                     Share Holding Ratio After the                                                        -
                     Investment
-------------------- ---------------------------------------------------------------------------------------
3. Name of           Mirae Corporation
   the Group
-------------------- ------------------------------------ --------------------------------------------------
4. Summary           Before                                                                                8
   of Affiliates
-------------------- ------------------------------------ --------------------------------------------------
                     After                                                                                 9
-------------------- ------------------------------------ --------------------------------------------------
5. Total Assets of   Before                                                              259,985,956,761 won
   Affiliates
-------------------- ------------------------------------ --------------------------------------------------
                     After                                                               266,747,371,350 won
--------------------------------------------------------- --------------------------------------------------
6. Reason of Inclusion                                    Cyber Bank Corporation's affiliated company
--------------------------------------------------------- --------------------------------------------------
7. Date of Inclusion                                      November 25, 2003
--------------------------------------------------------- --------------------------------------------------
8. Comments                                               This inclusion of an affiliate, Mobile
                                                          Internet Co., Ltd. is due to participation
                                                          of Capital Increase of Cyber Bank.
--------------------------------------------------------- --------------------------------------------------





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
The following table sets forth the Company's announcement of inclusion of an affiliate, ITelSys Co., Ltd.


-------------------- ------------------------------------ --------------------------------------------------
1. Subject           Company Name                         ITelSys Co., Ltd.
   Affiliate
   Company
-------------------- ------------------------------------ --------------------------------------------------
                     CEO                                  Wan-Dong Cho
-------------------- ------------------------------------ --------------------------------------------------
                     Capital                              300,000,000 won
-------------------- ------------------------------------ --------------------------------------------------
                     Total Assets                         1,006,527,156 won
-------------------- ------------------------------------ --------------------------------------------------
                     Core Business                        Development & Sales of IT Devices
-------------------- ------------------------------------ --------------------------------------------------
2. Summary of        Invested Amount                                                                      -
   Investment
-------------------- ------------------------------------ --------------------------------------------------
                     Attained Shares                                                                      -
-------------------- ------------------------------------ --------------------------------------------------
                     Share Holding Ratio After the                                                        -
                     Investment
-------------------- ---------------------------------------------------------------------------------------
3. Name of  the      Mirae Corporation
   Group
-------------------- ------------------------------------ --------------------------------------------------
4. Summary of        Before                                                                                9
   Affiliates
-------------------- ------------------------------------ --------------------------------------------------
                     After                                                                                10
-------------------- ------------------------------------ --------------------------------------------------
5.Total Assets of     Before                                                            266,747,371,350 won
Affiliates
--------------------- ----------------------------------- --------------------------------------------------
                      After                                                             267,753,898,506 won
------------------------------------------------------------------------------------------------------------
6. Reason of Inclusion                                    Cyber Bank Corporation's affiliated company

--------------------------------------------------------- --------------------------------------------------
5. Date of Inclusion                                      November 25, 2003
--------------------------------------------------------- --------------------------------------------------
6. Comments                                               This inclusion of an affiliate, Mobile Internet
                                                          Co., Ltd. is due to participation of Capital
                                                          Increase of Cyber Bank.
--------------------------------------------------------- --------------------------------------------------



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
                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2003

                                             By         MiRi Chung
                                                ----------------------------
                                                Mi-Ri Chung
                                                Mirae Corporation
                                                Public Disclosure Representative
                                                Of Investor Relations Team

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